Mail Stop 4561

November 9, 2006

Robin G. Seim
Executive Vice President of Finance and Chief Financial Officer
Omnicell, Inc.
1201 Charleston Road
Mountain View, CA 94043

> **Re: Omnicell, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **File No. 000-33043**

Dear Mr. Seim:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Very truly yours,

Kathleen Collins
Accounting Branch Chief